Mail Stop 4561
Via Fax (972) 720-1900

October 28, 2008

Robert C. Shreve
Chief Executive Officer and
Chief Financial Officer
Avatar Systems, Inc.
2801 Network Blvd., Suite 210
Frisco, Texas 75034

> **Re: Avatar Systems, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed on April 4, 2008**
> **Forms 10-Q for the Quarters Ended March 31, 2008**
> **and June 30, 2008**
> **File No. 000-32925**

Dear Mr. Shreve:

    We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2007

Note B – Acquisition, page F-11

1.   We note that the Company acquired all of the outstanding stock of Questa
        Software Systems, Inc. ("Questa") on August 18, 2006 for a total purchase price
        of $2.2 million. Tell us how you considered providing two years of audited
        financial statements for Questa pursuant to Item 310(c) of Regulation S-B, as it
        appears that the acquisition was significant at the 40% level based upon the
        investment test. In your response, please provide us with your analysis in
        determining whether or not Questa represents a significant subsidiary.

2.   In addition, tell us how you considered providing pro forma financial information
        showing the effects of this acquisition pursuant to Item 310(d) of Regulation S-B.

Item 8A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 30

3.   Please revise your Form 10-KSB to include the conclusions of the Company's
        principal executive and principal financial officers, or persons performing similar
        functions, regarding the effectiveness of disclosure controls and procedures
        pursuant to Item 307 of Regulation S-K. Please be advised that when you provide
        the definition of disclosure controls and procedures that you either: (1) provide
        the complete definition per Rule 13a-15(e) of the Exchange Act or (2) clearly
        indicate that the evaluation was made with respect to disclosure controls and
        procedures as defined in the rule.

Exhibit 31.1 and 31.2

4.   We note that the certifications included in your December 31, 2007 Form 10-KSB
        and your March 31, 2008 and June 30, 2008 Form 10-Q do not include all of the
        required disclosures set forth in Exhibit 601(b)(31) of Regulation S-K. Please
        amend your Form 10-KSB and Forms 10-Q to include certifications that comply
        with Exchange Act Rules 13a-14(a) and 15d-14(a) to include the exact form set
        forth in Item 601(b)(31) of Regulation S-K. Specifically, please revise your
        disclosures as follows:
        • Please revise paragraph 4 for your Form 10-KSB and Forms 10-Q to also
          indicate that the certifying officers are responsible for establishing and
          maintaining internal control over financial reporting (as defined in Exchange
          Act rule 13a-15(f) and 15d-15(f);
        • Please include a statement (as item (b) under paragraph 4) in your Form 10-
          KSB that the certifying officers have "designed such internal control over
          financial reporting, or caused such internal control over financial reporting to

> be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles", and;
>
> - Ensure that the language in paragraphs 4(a), (b), and (d) in your Form 10-KSB are consistent with the language set forth in Item 601(b)(31) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief